EASTSIDE DISTILLING, INC.

755 Main Street

Monroe, Connecticut 06468

October 31, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Erin Donahue
Erin Purnell

Re:	Eastside Distilling, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 25, 2024

File No. 001-38182

Ms. Donahue and Ms. Purnell,

Eastside Distilling, Inc. (the “Company”) hereby furnishes the following correspondence in response to the Staff’s letter dated October 29, 2024.

After consideration of the comments in the Staff’s letter, we are today filing Amendment No. 1 to our Preliminary Proxy Statement. We have withdrawn Proposal 6 from the Preliminary Proxy Statement.

We also wish to advise you that the Company has cancelled the special shareholder meeting scheduled for November 25, 2024, and will not mail or otherwise distribute the definitive proxy statement that we filed on October 28, 2024.

Respectfully submitted,

/s/ Geoffrey Gwin
Chief Executive Officer